Exhibit 4.8

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Hut 8 Mining Corp. (the “Company”)

130 King St. W, Suite 1800

Toronto, ON

M5X 1E3

Item 2 Date of Material Change

The material change occurred on March 24, 2020.

Item 3 News Release

A press release in connection with the material change was issued on March 31, 2020 through Canadian newswires and filed on www.sedar.com under the Issuer’s profile and is attached hereto as Schedule “A”.

Item 4 Summary of Material Change

The Company announced transfer of its hashpower from the Bitfury Pool to Slushpool.

Item 5 Full Description of Material Change

5.1	Full Description of Material Change

The Company finalized the transfer of its computing power to Slushpool, committing a minimum of 600 PH/s during the entire period from March 24, 2020 to March 24, 2021.

5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

Not applicable

Item 8 Executive Officer

For further information with respect to this report, please contact Jimmy Vaiopoulos, CFO of the Company, at (647) 256 1992.

Item 9 Date of Report

March 31, 2020.

Additional Disclosure under s.5.2 of MI – 61-101

The purpose of this transaction was to allow the Company to switch its mining hashpower to a larger pool, which will allow for more consistent rewards and payouts. Slushpool was one of the first mining pools, having started in 2010, and has mined over 1 million bitcoin to date.

Schedule “A”

Hut 8 Announces Release Date for Audited Fiscal Year 2019 Financial Results

TORONTO, ON, March 31, 2020 – Hut 8 Mining Corp. (“Hut 8” or “the Company”) (TSX: HUT) (OTCQX: HUTMF), one of the world’s largest publicly listed bitcoin mining companies by operating capacity and market capitalization, today announced that it will release its fiscal year 2019 financial results pre-market open on Friday, April 3, 2020.

A conference call has been scheduled to discuss the Company’s year-end financial results, hosted by CEO Andrew Kiguel and CFO Jimmy Vaiopoulos, starting at 10:00 a.m. ET Monday April 6, 2020.

Date: Monday, April 6, 2020

Time: 10:00 a.m. ET

Dial-In: 1 (888) 465-5079, Canada 1 (888) 424-8151, US

Passcode: 7760 654#

In addition, Hut 8 has transferred all its hash power from the Bitfury Pool to Slushpool. The Company made this change to a larger pool to allow for more consistent payouts. Slushpool was one of the first mining pools having started in 2010 and has mined over 1 million bitcoin over its history.

ABOUT HUT 8 MINING CORP.

Hut 8 is a bitcoin mining company with industrial scale operations in Canada. In total, Hut 8 owns and operates two sites in Alberta, Canada utilizing 94 BlockBox AC data centers with current operating capacity of 107 MW and 952 PH/s.

Hut 8 creates value for investors through low production costs and appreciation of its bitcoin inventory. The company provides investors with direct exposure to bitcoin, without the technical complexity or constraints of purchasing the underlying cryptocurrency. Investors avoid the need to create online wallets, wire money offshore, and safely store their bitcoin.

The Company’s common shares are listed under the symbol “HUT” on the TSX and as “HUTMF” on the OTCQX Exchange.

Key investment highlights and FAQ’s: https://www.hut8mining.com/investors.

Keep up-to-date on Hut 8 events and developments and join our online communities at Facebook, Twitter, Instagram and LinkedIn.

Hut 8 Corporate Contact:

Andrew Kiguel

Chief Executive Officer

Tel: (647) 256-1992

Email: info@hut8mining.com

Jimmy Vaiopoulos

Chief Financial Officer

Tel: (647) 256-1992

Email: info@hut8mining.com

FORWARD-LOOKING STATEMENTS

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology, such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Filing Statement dated March 1, 2018 relating to the Qualifying Transaction of Oriana Resources Corporation and Hut 8, which is available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.